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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                         (Amendment No. _)


                         Barringer Technologies, Inc.
                              (Name of Issuer)

                              Common Stock

---------------------------------------------------------------------------

                    (Title of Class of Securities)

                                068509603
                              (CUSIP Number)

                         Christopher J. Rupright, Esq.
                         Shartsis Friese & Ginsburg LLP
                      One Maritime Plaza, 18th Floor
                         San Francisco, CA 94111
                              (415) 421-6500
---------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              July 31, 1997
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                            SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 068509603                                    Page 2 of 12 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Westcliff Capital Management, LLC
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       / X /
                                                            (b)       /  /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  439,225
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              439,225
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     439,225
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.9
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     OO and IA
---------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 068509603                                    Page 3 of 12 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Richard S. Spencer III
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)/X /
                                                            (b)/ /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF and PF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  439,225
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              439,225
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     439,225
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.9
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
---------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 068509603                               Page 4 of 12 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     David R. Korus
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /X /
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  439,225
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              439,225
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     439,225
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.9
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
---------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 068509603                                    Page 5 of 12 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Westcliff, LLC
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       / X /
                                                            (b)       /  /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  135,425
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              135,425
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     135,425
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.1
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     OO
---------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 068509603                                    Page 6 of 12 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Westcliff Partners, L.P.
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /X /
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  47,175
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              47,175
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     47,175
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.7
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
---------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 068509603                                    Page 7 of 12 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Westcliff Long/Short, L.P.
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /X /
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  88,250
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              88,250
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     88,250
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.4
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
---------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 068509603                                    Page 8 of 12 Pages

ITEM 1.   SECURITY AND ISSUER.

This statement relates to the common stock (the "Stock") of Barringer Technologies, Inc. ("BTI"). The principal executive office of BTI is located at 219 South Street, New Providence, New Jersey 07974.

ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this statement (the "Reporting Persons") and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Westcliff Capital Management, LLC, a California limited liability company ("WCM"); Westcliff, LLC ("WL"), Westcliff Partners, L.P., a California limited partnership ("WP"); Westcliff Long/Short, L.P., a California limited partnership ("WLS"); Richard S. Spencer III ("Spencer"); and David R. Korus ("Korus").

(b) The business address of WCM, WL, WP, WLS and Spencer is 200 Seventh Avenue, Suite 105, Santa Cruz, California 95062. The business address of Korus is 152 W. 57th Street, New York, New York 10019.

(c) WCM is the investment adviser to and a general partner of WP and WLS, which are investment limited partnerships. WL is a general partner of WP and WLS. Spencer and Korus are the sole managers of WCM and WL.

(d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Spencer and Korus are citizens of the United States of America.

SCHEDULE 13D
CUSIP No. 068509603                                    Page 9 of 12 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser      Source of Funds               Amount

WCM            Funds Under Management(1)     $5,599,670.58
WP             Working Capital               $  530,727.18
WLS            Working Capital               $1,102,168.19

(1) Consists of funds of WP, WLS and various other, separately managed, accounts invested in the Stock.


ITEM 4.   PURPOSE OF TRANSACTION.

The Reporting Persons have acquired the Stock solely for investment purposes.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:

               Aggregate
               Beneficially
               Owned                Voting Power       Dispositive Power
Name      Number         Percent   Sole      Shared    Sole      Shared

WCM       439,225        6.9           -0-   439,225       -0-   439,225
WP         47,175        0.7           -0-    47,175       -0-    47,175
WLS        88,250        1.4           -0-    88,250       -0-    88,250
WL        135,425        2.1           -0-   135,425       -0-   135,425
Spencer   439,225        6.9           -0-   439,225       -0-   439,225
Korus     439,225        6.9           -0-   439,225       -0-   439,225

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the persons filing this statement since June 1, 1997.

     Purchase                 Number         Price
Name  or Sale  Date           of Shares      Per Share

WLS       P    6-2-97           1,250        14.9350
WP        P    6-2-97           1,250        14.9350
WCM       P    6-4-97           9,550        13.7500
WP        P    6-4-97             450        13.7500
WCM       P    6-9-97           3,600        13.8725
     (continued on page 10)

SCHEDULE 13D
CUSIP No. 068509603                                    Page 10 of 12 Pages

     (continued from page 9)
WCM       P    6-11-97          6,950        13.7500
WLS       P    6-11-97          1,750        13.7500
WP        P    6-11-97          1,800        13.7500
WCM       P    6-16-97            500        14.0600
WCM       P    6-27-97         10,000        14.8750
WCM       P    7-1-97          15,000        14.9350
WLS       P    7-1-97           4,100        14.9350
WP        P    7-1-97             900        14.9350
WCM       P    7-16-97         26,600        15.7880
WLS       P    7-16-97          9,200        15.7880
WP        P    7-16-97         14,200        15.7880
WCM       P    7-17-97          3,350        16.0000
WLS       P    7-17-97          1,650        16.0000
WCM       P    7-22-97          2,500        16.0000
WLS       P    7-22-97          2,200        16.0000
WP        P    7-22-97            300        16.0000
WCM       S    7-22-97          7,200        16.0520
WCM       P    7-22-97          5,300        16.0725
WLS       P    7-22-97            300        16.0725
WP        P    7-22-97          1,600        16.0725
WCM       P    7-31-97          7,600        15.6250
WLS       P    7-31-97            400        15.6250
WP        P    7-31-97          2,000        15.6250
WCM       P    8-1-97          15,550        16.0568
WLS       P    8-1-97           5,150        16.0568
WP        P    8-1-97           6,350        16.0568
WCM       P    8-1-97             450        16.0568
WCM       P    8-6-97          10,000        14.3750
WCM       P    8-7-97          26,500        14.5000
WLS       P    8-7-97          11,200        14.5000
WP        P    8-7-97          12,300        14.5000
WCM       S    9-4-97           2,700        13.1770
WLS       S    9-4-97           6,150        13.1770
WCM       P    9-4-97           8,850        13.1975
WCM       P    9-25-97         29,150        11.6470
WLS       P    9-25-97         16,450        11.6470
WP        P    9-25-97          9,400        11.6470
WCM       P    9-26-97         20,000        11.3750
WCM       S    9-29-97          1,750        10.7496
WP        S    9-29-97         45,875        10.7496
WCM       S    9-29-97          2,350        10.7496
WP        S    9-29-97          1,700        10.7496
WCM       S    10-2-97          2,050        10.8646
WLS       S    10-2-97          5,800        10.8646
WCM       S    10-2-97            900        10.8646
WCM       P    10-2-97          8,750        18.8850

All transactions were executed through the Nasdaq National Market System.

BTI
SCHEDULE 13D

CUSIP No. 068509603                               Page 11 of 12 Pages

ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

WCM and WL are the general partners of WP and WLS pursuant to limited partnership agreements providing to WCM the authority, among other things, to invest the funds of WP and WLS in the Stock, to vote and dispose of the Stock and to file this statement on behalf of WP and WLS. Pursuant to such limited partnership agreements, the general partners of WP and WLS are entitled to allocations based on assets under management and realized and unrealized gains, under certain conditions. Pursuant to investment management agreements (the "IMAs"), WCM is authorized, among other things, to invest funds of its various investment advisory clients in securities, and to vote and dispose of those securities. The IMAs may be terminated by either party pursuant to the terms of the IMAs and provide for fees payable to WCM, based on assets under management, and, in certain cases, realized and unrealized gains and losses if certain conditions are met.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

A.   Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:    November ___, 1997

WESTCLIFF PARTNERS, L.P.                /s/ Richard S. Spencer III
                                        Richard S. Spencer III

By:  Westcliff Capital Management, LLC  David R. Korus
     General Partner
                                        By:  /s/ Richard S. Spencer III
     By:  /s/ Richard S. Spencer III         Richard S. Spencer III,
          Richard S. Spencer III           Attorney-in-Fact
          Manager
                                        WESTCLIFF CAPITAL MANAGEMENT, LLC

WESTCLIFF LONG/SHORT, L.P.              By:  /s/ Richard S. Spencer III
                                             Richard S. Spencer III
                                             Manager
By:  Westcliff Capital Management, LLC
     General Partner                    WESTCLIFF, LLC

     By:  /s/ Richard S. Spencer III    By:  /s/ Richard S. Spencer III
          Richard S. Spencer III             Richard S. Spencer
          Manager                            Manager

SCHEDULE 13D

CUSIP No. 068509603                                    Page 12 of 12 Pages

                                                            EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of Common Stock of Barringer Technologies, Inc. For that purpose, the undersigned hereby constitute and appoint Westcliff Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:    November ___, 1997.

WESTCLIFF PARTNERS, L.P.                /s/ Richard S. Spencer III
                                        Richard S. Spencer III

By:  Westcliff Capital Management, LLC  David R. Korus
     General Partner
                                        By: /s/ Richard S. Spencer III
     By:  /s/ Richard S. Spencer III       Richard S. Spencer III
          Richard S. Spencer III           Attorney-in-Fact
          Manager
                                        WESTCLIFF CAPITAL MANAGEMENT, LLC

WESTCLIFF LONG/SHORT, L.P.              By:  /s/ Richard S. Spencer III
                                             Richard S. Spencer III
                                             Manager
By:  Westcliff Capital Management, LLC
     General Partner                    WESTCLIFF, LLC

     By:  /s/ Richard S. Spencer III    By:  /s/ Richard S. Spencer III
          Richard S. Spencer III             Richard S. Spencer
          Manager                            Manager

C:\DMS\3804\008\0237006.WP